Filed by Mercantile Bankshares Corporation pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: Community Bank of Northern Virginia
Commission File Number (of filer): 0-5127

Date: May 10, 2005

This filing relates to a proposed merger between Mercantile Bankshares Corporation and Community Bank of Northern Virginia pursuant to the terms of an Agreement and Plan of Merger dated as of January 24, 2005.

The following is a transcript of the Annual Meeting of Shareholders held by Mercantile Bankshares Corporation. The transcript is also posted on the Mercantile Bankshares Corporation external website and made available through telephone and webcast replay.

During the course of this Annual Meeting, we may make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Our actual financial results and specific events and transactions could differ materially from those described during the call, due to numerous factors, which include, but are not limited to: the receipt and timing of regulatory approvals for the transaction; the possibility that this transaction will not close; the possibility that Community Bank stockholders may fail to approve the transaction; the individual risks facing each business; the possibility that integration following closing will prove more difficult than expected; and the risks to the economy and our respective businesses of possible social, political conditions such as war, political unrest or terrorism or natural disasters.

More information about potential factors which could affect business and financial results is discussed in Mercantile’s and Community Bank’s reports, such as annual reports on Form 10-K, quarterly reports on form 10-Q, and current reports on Form 8-K, filed respectively with the Securities and Exchange Commission, and available on the SEC’s internet site at www.sec.gov, and the Federal Deposit Insurance Corporation, and available on the Community Bank internet site at www.cbnv.com.

Mercantile and Community Bank have filed with the SEC and FDIC a proxy statement/prospectus and other relevant materials in connection with the merger. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decisions with respect to the merger. These documents may be obtained free of charge at the SEC, Mercantile, and Community Bank internet sites as previously noted, or by contacting the Investor Relations departments of Mercantile or Community Bank.

Other information regarding the participants in the proxy solicitation and the description of their direct or indirect interests via security holdings or otherwise, are contained in the proxy statement/prospectus and other related materials filed with SEC and FDIC.

MERCANTILE BANKSHARES SHAREHOLDERS MEETING

MAY 10, 2005

CALL PARTICIPANTS

•	Edward Kelly	Mercantile Bankshares Corp., Chairman, President and CEO
•	Joseph Jennings	Inspector of the Meeting
•	John Lynch

PRESENTATION

Edward Kelly:  The secretary of the meeting will record the proceedings.  In order to conduct the meeting in an orderly fashion, we will follow the order of business as indicated on the agenda, which has been distributed.  I may limit the length of questions or discussion, the number of questions a particular person may raise, or take whatever steps are necessary to ensure that the business of the meeting is properly transacted without burdening the meeting.

I will recognize stockholders who wish to ask questions relating to matters on the agenda as each item is raised.  Questions relating to other relevant matters may be asked during the general discussion period.  Questions should be directed to me and no one may address the meeting until recognized by me.  When you are recognized, please give your full name and address and state whether you are a stockholder or attending the meeting as a proxy for a stockholder.

Mr. Unger, was notice of the meeting duly and properly mailed?

John Unger:  It was, Mr. Chairman, and I have a certificate to that effect from American Stock Transfer & Trust Company, the corporation’s agent.

Edward Kelly:  The certificate will be filed with the records of the meeting.  I have appointed Mr. Joseph Jennings, a representative of American Stock Transfer and Trust Company, as Inspector.  The Inspector has submitted his Oath as such duly subscribed by him, which the secretary is directed to file with the records of the meeting.

If there’s anyone present with a proxy to be recorded, please hand it to the secretary.

Mr. Unger, please report as to whether a quorum is present.

John Unger:  Yes, Mr. Chairman, there are present in person or represented by proxy stockholders holding at least 65,048,723 shares of the common stock of the corporation, or approximately 81.9% of the issued and outstanding stock entitled to vote.  Each share of the common stock is entitled to one vote per share.

Edward Kelly:  I declare a quorum present and the meeting ready for business.  Before we begin I’d like to make a few preliminary comments.

The audio portion of this meeting is being broadcast by telephone dial-in and by webcast.  Those who’ve chosen to listen by phone or through the Internet will not be deemed to be in attendance at this meeting in person, will not be able to ask questions, and will receive only the audio portion of this meeting.

In order to vote at the annual meeting you must have either authorized a valid proxy or be in attendance today and vote in person, as disclosed in the corporation’s Proxy Statement an audio replay of this meeting will be available by telephone or by Internet beginning at noon today until May 24, 2005.

During the question and answer part of this meeting, I and other representatives of Mercantile may make statements that constitute forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.  A forward-looking statement encompasses any estimate, prediction, opinion or statement of belief.  These statements are based on current expectations and assessments of potential developments affecting market condition, interest rates and other economic conditions and results may ultimately vary from the statements made during this meeting.  For a discussion of some of the factors that could affect Mercantile’s future results, see the cautionary statement on page 16 and 17 of our annual report on Form 10-K for the fiscal year ended December 31, 2004.

Also, I would ask that when you ask questions you bear in mind that our responses may be limited by considerations imposed by the requirements of the Securities and Exchange Commission’s Regulation FD.

The reading of the minutes of the last meeting of stockholders is now in order unless there’s a motion to waive reading of the minutes.

Unidentified Speaker:  So moved.

Edward Kelly:  Is there a second?

Unidentified Speaker:  Second.

Edward Kelly:  It’s been moved and seconded that the reading of the minutes be waived.  All those in favor of the motion please say aye.  Opposed?  The ayes have it and the motion is carried.

As indicated by the agenda, we will consider first the election of seven class three directors to serve until the 2008 annual meeting of stockholders and until the successors are duly elected and qualified. Second, the ratification of the appointment of PricewaterhouseCoopers as our independent auditors for 2005, and third, the approval of the Mercantile Bankshares Corporation’s stock retainer and deferred compensation plan for non-employee directors.  After this a vote on these matters will be taken.

The nomination of directors is now in order.  You have been provided the Proxy Statement listing the seven nominees proposed for election this year.  Will Mr. Unger please read the names of the seven nominees?

John Unger: The nominees are Eddie C. Brown, Anthony W. Deering, Freeman A. Hrabowski, III, Jenny G. Morgan, Clayton S. Rose, Donald J. Shepard and Jay M. Wilson.

Edward Kelly:  I hereby declare them duly nominated.  No other persons have been nominated under the procedures required by the bylaws of the Corporation’s Proxy Statement.  Therefore, I declare the nominations closed.

The next item of business is the ratification of the appointment of PricewaterhouseCoopers LLP to audit the financial statements of the corporation for 2005.  Will Mr. Unger please read the resolution?

John Unger:  Resolved that the appointment of PricewaterhouseCoopers LLP as independent auditors to audit the financial statements of Mercantile Bankshares Corporation for 2005 is ratified.

Edward Kelly:  The Chair will entertain a motion to adopt the resolution.

Unidentified Speaker:  I move the adoption of the resolution.

Edward Kelly:  Is there a second?

Unidentified Speaker:  Second.

Edward Kelly:  It has been moved and seconded that the resolution ratifying the appointment of PricewaterhouseCoopers LLP as read by the secretary be adopted.  As stated in the Proxy Statement, if the resolution is not adopted the auditor may appoint other independent auditors or may decide to retain PricewaterhouseCoopers nevertheless.

Would the representative of PricewaterhouseCoopers, if one is present, Matt please stand.

Matt Brockwell:  Thank you.

Edward Kelly:  Does anyone wish to speak on the resolution?

The next item of business is the approval of the Mercantile Bankshares Corporation’s stock retainer and deferred compensation plan for non-employee directors.  Will Mr. Unger please read the resolution?

John Unger: Resolved that the Mercantile Bankshares Corporation stock retainer and deferred compensation plan for non-employee directors and the form attached to the Corporation’s Proxy Statement is hereby approved.

Edward Kelly:  The Chair will entertain a motion to adopt the resolution.

Unidentified Speaker:  I move the adoption of the resolution.

Edward Kelly: Is there a second?

Unidentified Speaker:  Second.

Edward Kelly:  It has been moved and seconded that the resolution approving the Mercantile Bankshares Corporation’s stock retainer and deferred compensation plan for non-employee directors be adopted.

We will now proceed to ballot for these matters.  It will not be necessary for those of you who have mailed or handed in your proxy to cast a ballot on these or any other matters that may be voted on at this meeting.  Your stock will be voted in accordance with the instructions in your proxy, or if no instruction was given, for each of the nominees for director and for each of the other two proposals.  Voting will be by proxy ballot or individual ballot only.

Are there any stockholders present who have not voted and who wish to vote?  Has every stockholder present who so desires voted either by ballot or by submitting a proxy?  Since all stockholders desiring to vote have voted, I declare the polls closed.  While the vote is being tallied, I will address the meeting.

As has been the long custom at Mercantile, I’ll be brief.  2004 was a very good year.  Net income was up 16.6%.  That marks the 29th consecutive year of increased net income for Mercantile.  Our dividends were up for the 28th consecutive year.  It’s now 29 given the announcement last Friday; we increased the dividend to $0.38 per quarter.  Stock price during 2004 was up 14.5%.  The drivers of that performance were several-fold.

One was the successful integration of F&M, which is an acquisition, as you may recall, we made in 2003 and tactically integrated during 2004.  It’s worked very well for us.

The economic environment also turned more favorable.  Loans during 2004 were up more than 10%, which is the largest increase since 2000.  The Fed for the first time in several years began to tighten the increased rates as of last count eight times since mid last year.  Our net interest income was up, partially as a result of that by 15.5% during 2004.  In a rising rate environment, as you’ve heard me say many times, our capital in demand deposits have become increasingly valuable.

Credit quality is the best it’s been in 20 years.  That’s as far back as we could go, but we are willing to confirm that it’s the best it’s been in 20 years, which I think is a tribute to the credit discipline and the underwriting prowess of the people here at Mercantile (unaudible) for many years.

Investment wealth management also had a strong year.  Revenues were up 14%, pretax income was up 80%, margins improved from the mid-teens to the low 20s.  As many of you know, we’re also to happy to have Jay Wilson with us, who has been here with us at Mercantile before and rejoined us to head investment wealth management and, subject to the vote today, has joined our Board of Directors as well.

Going forward we are encouraged.  The environment continues to be strong and Fed action, as I mentioned, is a plus for us.  Loan growth seems to be holding up.  We are very pleased by the rationalization of our affiliate network.  We are now down to 11 affiliates from 20.  I’d like to reaffirm the fact that we are very much committed to that network.  Having said that, the consolidations provided us not only with greater efficiency, but with a capacity to serve our customers more effectively to generate more opportunities for our employees.

I’m also extremely pleased with the announced acquisition of Community Bank in Northern Virginia.  That’s consistent, as you know, with a strategy that we’ve laid out in some detail over the course of the last year, 18 months, to expand our presence there.  Community Bank will provide us, when the deal closes, assuming it does, with a very strong platform in a market that’s got extraordinarily good demographics.

During 2005 we’re going to work very hard to continue to build the franchise and be alert to opportunities that will generate long-term value.

With that, I’d be happy to answer any questions you might have.

QUESTION AND ANSWER SESSION

John Lynch:  John Lynch, Manassas, Maryland.  I’d sure be interested in the possible expanding presence (inaudible).

Edward Kelly:  Yes, sir.  You have a very good memory.

John Lynch:  Is that still (inaudible)?

Edward Kelly:  Yes, sir.  Obviously with no disrespect and, in fact, enormous regard for our very strong presence north and east, as you know, the demographics of our market, as we suggest, is south and west.  Both F&M and Community Bank in Northern Virginia reflect that.  There was a piece in the Sun, and I may very well get this wrong, several months ago which has the ten fastest growing counties by employment in the United States.  Three of them happen to be in our footprint.  I think Loudon, Fairfax and Frederick were among them.  Fortunately we now have extensive presence in each one of those counties or will with the closing of Community Bank.  I think given our brand of bank and given the nature of those markets, given the growth characteristics that (inaudible).

Unidentified Audience Member:  (inaudible) I notice in your (inaudible) Mr. Deering was a member of T. Rowe Price (inaudible).

Edward Kelly:  Mr. (inaudible), we considered that very carefully when Mr. Deering joined the Board.  With the advice of counsel we don’t perceive any apparent or real conflict.  The fact is Mr. Deering is a highly valued member of our Board.  I can’t speak for T. Rowe Price obviously, but from Mercantile’s standpoint, we’re delighted to have him.

Unidentified Audience Member:  (inaudible) you’re not a corporate director, you’re an employee.

Anthony Deering:  (inaudible) not an employee.

Anthony Deering:  No, that’s not (inaudible) true.

Unidentified Audience Member:  (inaudible)

Edward Kelly:  There are distinctions.  Again, obviously not to belabor it, but there is a distinction between T. Rowe Price the publicly traded company who stocks trades on the market and T. Rowe Price Mutual Funds, which have independent boards of directors.  Mr. Deering explained he is a director of the Mutual Fund.

Hearing no further questions, is the Inspector ready to report the results of the balloting?

Joseph Jennings:  I am, Mr. Chairman.  I report that each of the seven nominees listed in the Proxy Statement received a plurality of the votes cast.

That on the resolution ratifying the appointment of auditors, 64,053,210 votes were cast for, 3,690,475 votes were cast against and 1,068,675 votes abstained.  Thus, the proposal has received the majority of the votes cast on the proposal.

And on the resolution concerning the Mercantile Bankshares Corporation’s stock retainer and deferred compensation plan for non-employment directors, 48,661,960 votes were cast for, 3,690,475 votes were cast against, and 1,068,676 votes abstained.  Thus the proposal has received a majority of the votes cast on the proposal.

Edward Kelly:  I believe the seven nominees have been duly elected directors of the corporation.  I declare that each of the other resolutions has been adopted.  Is there any further business to come before the meeting?  If not, a motion to adjourn is in order.

Unidentified Speaker:  I move the meeting to adjourn.

Edward Kelly:  Is there a second?

Unidentified Speaker:  Second.

Edward Kelly:  All in favor, please say aye.  The meeting is adjourned.